Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Grant Park Fund January 2011 Update

February 17, 2011

Supplement dated February 17, 2011 to Prospectus dated April 1, 2010

Class	January ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.5%	-0.5%	$64.2M	$1,480.88
B	-0.6%	-0.6%	$625.7M	$1,263.54
Legacy 1	-0.4%	-0.4%	$6.9M	$1,021.37
Legacy 2	-0.4%	-0.4%	$8.2M	$1,016.06
Global 1	-0.7%	-0.7%	$11.5M	$977.06
Global 2	-0.8%	-0.8%	$20.3M	$970.54
Global 3	-0.9%	-0.9%	$155.0M	$937.45

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Investor Update

On February 16th, all partners were sent their Schedule K-1s (Form 1065) for the 2010 tax year. This document contains a reconciliation of your Grant Park capital account and a summary of your portion of Grant Park’s taxable items necessary to prepare your federal income tax return.

Fund Changes

Effective February 1st, Graham Capital Management and Revolution Capital Management will no longer trade in the Fund. Two new CTAs, Alder Capital and Denali Asset Management, have been added to the Fund and will trade on behalf of all classes of units.

Sector Commentary

Commodities: Grains prices predominantly moved higher in January due to supply concerns stemming from severe flooding in Australia and by poor weather conditions in South America. In the commodities markets, sugar prices also rose, driven by U.S. dollar weakness.

Currencies: Successful debt auctions in several smaller European nations were received as a sign that economic stability in the Eurozone may be improving and strengthened the euro against major counterparts. Adding to the euro rally was speculation European leaders were close to formalizing a plan for creating emergency financing for ailing European nations. Renewed optimism for the Eurozone weighed on the U.S. dollar and moved it lower against other major currencies. The British pound strengthened against counterparts as speculators believed recent inflation data might cause the Bank of England to raise interest rates sooner than previously expected.

Energy: Speculators drove crude oil markets higher as supply concerns were raised by the closure of an 800-mile Alaskan pipeline. The political events in Egypt raised additional concerns about oil production in the region and also played a role in moving crude oil price higher. Natural gas markets also rose as abnormally cold temperatures served as a bullish influence on demand.

Equities: An improved economic outlook for Europe boded well for the global equity markets in January. North American, European, and Asian equity markets moved higher as optimism spurred investor risk appetite. Positive earnings reports and strong economic data from the U.S. and the Eurozone also drove markets higher.

Fixed Income: Global fixed-income markets endured setbacks due to decreased investor risk-aversion. Investors shifted their focus towards riskier assets and liquidated positions in the U.S. Treasury markets, which pushed prices sharply lower. In Europe, Bund prices fell as improving sentiment strengthened demand for European sovereign debt.

Metals: The metals sector performed similarly to the fixed income markets as investor desire to pursue additional risk put heavy pressure on metal prices. A better economic outlook for Europe allowed investors to liquidate euro-hedging gold positions and caused a near 6% price decline. Base metals profited from strength in the global equity markets. Strong U.S. manufacturing data and better-than-expected earnings reports by manufacturing firms served as indicators that industrial demand may be on the rise, further supporting base metals prices.

Sincerely,

David Kavanagh

President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.